PRESS RELEASE                                       Contact: Kenneth Gruber
NOVEMBER 19, 1997                                       (212) 221-6559



FOR IMMEDIATE RELEASE:


                   ENTERACTIVE, INC. ANNOUNCES EXCHANGE OFFER

         Enteractive, Inc. - New York, New York. Enteractive, Inc. (NASDAQ -- ENTR Boston Stock Exchange -- ENT), today announced that it is offering to exchange (the "Exchange Offer") 2.8 of its privately-held Common Stock Purchase Warrants (the "Warrants") expiring December 13, 2001 into one share of its Common Stock, $.01 par value. As of the date of this press release, there are 4,200,000 Warrants outstanding. The Exchange Offer is being made for up to all outstanding Warrants. Each Warrant currently entitles the registered holder to purchase through December 13, 2001 one share of the Company's Common Stock at an exercise price of $4.00 per share. The Exchange Offer will expire at 5:00 P.M., New York City Time on December 18, 1997, unless extended. Continental Stock Transfer & Trust Company will serve as Exchange Agent.

         In connection with the Exchange Offer and as a condition to the consummation of the Exchange Offer, the Company is also seeking the written consent of the holders of not less than a majority of all outstanding shares of the Company's Class A Convertible Preferred Stock (the "Preferred Stock") to amend the terms of the Preferred Stock by (i) delaying the date when the Preferred Stock can first be converted into Common Stock of the Company from May 1, 1998 to June 30, 1999 and (ii) modifying certain redemption features of the Preferred Stock.

         The purpose of the Exchange Offer and the amendments to the terms of the Preferred Stock is to reduce the overhang to the market for the Company's Common Stock. The Exchange Offer also offers Warrant holders the opportunity to participate in any long term appreciation of the Company's securities.

         The Exchange Offer is being made by the Company in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. The Company therefore will not pay any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of Warrants. Officers, directors and regular employees of the Company may solicit tenders of Warrants but they will not receive additional compensation therefor. It is anticipated that an Offering Circular will be mailed to Warrant holders on or about November 19, 1997.